Exhibit 99.2

Financial Information for the First Quarter Ended March 31, 2017 of Kenon, IC Power and Qoros

Appendix A

Summary Kenon consolidated financial information

 Kenon Holdings Ltd
Unaudited Condensed Consolidated Statements of Financial Position

	March 31,	December 31
	2017	2016
	$ millions
Current assets
Cash and cash equivalents	328	327
Short-term investments and deposits	110	90
Trade receivables, net	285	284
Other current assets, including derivatives instruments	53	50
Income tax receivable	4	11
Inventories	89	92
Total current assets	869	854
Non-current assets
Investments in associated companies	185	208
Deposits, loans and other receivables, including derivative instruments	186	177
Deferred taxes, net	26	25
Property, plant and equipment, net	3,553	3,497
Goodwill and intangible assets, net	366	377
Total non-current assets	4,316	4,284
Total assets	5,185	5,138
Current liabilities
Loans and debentures	501	483
Trade payables	289	286
Other payables, including derivative instruments	113	91
Guarantee deposits from customers	61	57
Provisions	61	119
Income tax payable	16	9
Total current liabilities	1,041	1,045
Non-current liabilities
Loans, excluding current portion	2,042	1,973
Debentures, excluding current portion	850	857
Derivative instruments	44	45
Deferred taxes, net	223	225
Trade payables	41	44
Other non-current liabilities	55	55
Total non-current liabilities	3,255	3,199
Total liabilities	4,296	4,244
Equity
Share capital	1,267	1,267
Shareholder transaction reserve	27	27
Translation reserve	(12)	(22)
Capital reserve	11	12
Accumulated deficit	(622)	(603)
Equity attributable to owners of the Company	671	681
Non-controlling interests	218	213
Total equity	889	894
Total liabilities and equity	5,185	5,138

Kenon Holdings Ltd
 Unaudited Condensed Consolidated Statements of Profit or Loss

	For the three months ended March 31,
	2017	2016
	$ millions
Revenue	544	422
Cost of sales and services (excluding depreciation)	(374)	(302)
Depreciation	(45)	(33)
Gross profit	125	87
Selling, general and administrative expenses	(34)	(31)
Impairment of assets	(20)	-
Other income	13	2
Operating profit	84	58
Financing expenses	(62)	(38)
Financing income	9	4
Financing expenses, net	(53)	(34)
Share in losses of associated companies, net of tax	(22)	(40)
Profit/(Loss) before income taxes	9	(16)
Income taxes	(19)	(12)
Loss for the year	(10)	(28)
Attributable to:
Kenon's shareholders	(20)	(36)
Non-controlling interests	10	8
Loss for the period	(10)	(28)
Basic/diluted loss per share attributable to Kenon's shareholders (in dollars):
Basic/diluted loss per share	(0.38)	(0.67)

Kenon Holdings Ltd and subsidiaries
 Unaudited Condensed Consolidated Statements of Cash Flows

	For the Three Months ended March 31
	2017	2016
	$ millions
Cash flows from operating activities
Loss for the period	(10)	(28)
Adjustments:
Depreciation and amortization	48	36
Impairment of assets	20	—
Financing expenses, net	53	34
Share in losses of associated companies, net of tax	22	40
Capital loss, net	1	5
Income taxes	19	12
	153	99
Change in inventories	3	(3)
Change in trade and other receivables	(2)	(25)
Change in trade and other payables	(38)	(29)
Change in provisions and employee benefits	-	(40)
Cash generated from operating activities	116	2
Income taxes paid, net	(15)	(11)
Net cash provided by/(used in) operating activities	101	(9)

Kenon Holdings Ltd and subsidiaries
 Unaudited Condensed Consolidated Statements of Cash Flows, continued

	For the Three Months Ended March 31
	2017	2016
	$ millions
Cash flows from investing activities
Proceeds from sale of property, plant and equipment	2	-
Short-term deposits and loans, net	(19)	225
Business combinations, less cash acquired	-	(182)
Investment in associated company	-	(43)
Sale of securities held for trade and available for sale, net	-	6
Acquisition of property, plant and equipment	(40)	(97)
Acquisition of intangible assets	(1)	(2)
Interest received	1	2
Payment of deferred acquisition consideration	-	(1)
Payment to release financial guarantee	(57)	-
Net cash used in investing activities	(114)	(92)

Cash flows from financing activities
Dividend paid to non-controlling interests	(7)	(3)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	-	2
Receipt of long-term loans and issuance of debentures	78	104
Repayment of long-term loans and debentures	(40)	(81)
Short-term credit from banks and others, net	5	107
Interest paid	(33)	(24)
Net cash provided by financing activities	3	105

(Decrease)/increase in cash and cash equivalents	(10)	4
Cash and cash equivalents at beginning of the period	327	384
Effect of exchange rate fluctuations on balances of cash and cash equivalents	11	1
Cash and cash equivalents at end of the period	328	389

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	IC Power*
	Generation**	Distribution	Qoros***	Other	Adjustments	Total
	$ Millions
For the three months ended March 31, 2017
Total sales	405	139	-	-	-	544
Adjusted EBITDA****	122	24	-	(4)	-	142
Depreciation and amortization	43	5	-	-	-	48
Financing income	(1)	(8)	-	(3)	3	(9)
Financing expenses	48	8	-	9	(3)	62
Other items:
Impairment of assets	20	-	-	-	-	20
Other income	(10)	-	-	-	-	(10)
Share in (profits)/losses of associated companies	-	-	21	1	-	22
	100	5	21	7	-	133
Profit/(loss) before taxes	22	19	(21)	(11)	-	9
Income taxes	12	7	-	-	-	19
Profit/(loss) for the period	10	12	(21)	(11)	-	(10)

*	The total assets and liabilities of IC Power are $5.0 billion and $4.1 billion at March 31, 2017, respectively.
**	Includes holding company.
***	Associated company.
****	Adjusted EBITDA is a non-IFRS measure.

	IC Power*
	Generation**	Distribution***	Qoros****	Other	Adjustments	Total
	$ Millions
For the three months ended March 31, 2016
Total sales	321	101	-	-	-	422
Adjusted EBITDA*****	84	15	-	(5)	-	94

Depreciation and amortization	31	5	-	-	-	36
Financing income	-	(2)	-	(3)	1	(4)
Financing expenses	24	8	-	7	(1)	38
Other items:
Share in losses of associated companies	-	-	26	14	-	40
	55	11	26	18	-	110
Profit/(loss) before taxes	29	4	(26)	(23)	-	(16)
Income taxes	10	2	-	-	-	12
Profit/(loss) for the period	19	2	(26)	(23)	-	(28)

*	The total assets and liabilities of IC Power are $4.9 billion and $3.8 billion at March 31, 2016, respectively.
**	Includes holding company.
***	Operating since January 22, 2016.
****	Associated company.
*****	Adjusted EBITDA is a non-IFRS measure.

Information regarding associated companies

	Carrying amounts of investment in associated companies		Equity in the net (losses) / earnings of associated companies
	as at		for the year ended
	March 31	December 31	March 31	March 31
	2017	2016	2017	2016
	$ millions		$ millions
ZIM	80	82	(1)	(15)
Qoros	96	117	(21)	(26)
Others	9	9	-	1
	185	208	(22)	(40)

Contributions of Principal Operations to Loss attributable to Kenon’s Shareholders

	Three Months Ended March 31,
	2017	2016
	(US$ millions)
IC Power	12	14
Qoros	(21)	(26)
ZIM	(1)	(16)
Other	(10)	(8)
Loss attributable to Kenon’s shareholders	(20)	(36)

Appendix B

Summary IC Power unaudited consolidated financial information

IC Power’s Consolidated Statement of Income

	For the Three Months ended March 31,
	2017	2016
	US$ million	US$ million

Sales	544	422
Cost of sales (excluding depreciation and amortization)	(375)	(302)
Depreciation and amortization	(45)	(33)

Gross profit	124	87
General, selling and administrative expenses	(29)	(26)
Asset write-off	(20)	-
Other income	13	2

Operating income	88	63

Financing expenses	(56)	(32)
Financing income	9	2

Financing expenses, net	(47)	(30)

Share in income of associate	-	-

Income before taxes	41	33

Taxes on income	(19)	(12)

Net income for the period	22	21
Attributable to:
Equity holders of the company	12	13
Non-controlling interest	10	8

Net income for the period	22	21

Summary Data from IC Power’s Unaudited Consolidated Statement of Cash Flows

	Three Months Ended March 31,
	2017	2016
	(in millions of USD)
Cash flows provided by (used in) operating activities	106	(3)
Cash flows used in investing activities	(56)	(56)
Cash flows provided by financing activities	2	65
Increase in cash and cash equivalents	52	6
Cash and cash equivalents at end of the period	283	367
Investments in property, plant and equipment[1]	40	99
Total depreciation and amortization	48	36

1.	Not including business combination

Summary Data from IC Power’s Consolidated Statement of Financial Position

	As at
	March 31 2017	December 31 2016
	(in millions of USD)
Total financial liabilities[1]	3,145	3,072
Total monetary assets[2]	393	308
Total equity attributable to the owners	645	622
Total assets	4,972	4,840

1.	Pertains to loans from banks and others and debentures
2.	Pertains to cash and cash equivalents and short-term deposits

Appendix C

Definition of IC Power’s Adjusted EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents Adjusted EBITDA, net debt and net financial liabilities, which are financial metrics considered to be “non-IFRS financial measures.” Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with IFRS.

IC Power defines “Adjusted EBITDA” as for each period for each entity as net income before depreciation and amortization, financing expenses, net, income tax expense, impairment of assets and working capital adjustment. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on our net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

IC Power believes that the disclosure of Adjusted EBITDA and net debt provides transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’ and associate’s operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of IC Power’s, and each of its segments’, net income to Adjusted EBITDA for the periods presented. Other companies may calculate Adjusted EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	Three Months Ended March 31, 2017
	(in USD millions)
	Generation				Distribution	Total
	Peru	Israel	Central America	Other	Guatemala
Net income (loss) for the period	22	11	7	(30)	12	22
Depreciation and amortization	18	8	8	9	5	48
Financing expenses, net	18	6	2	21	-	47
Income tax expense	6	3	3	-	7	19
Impairment of assets	-	-	-	20	-	20
Working capital adjustment	-	-	-	(10)	-	(10)
Adjusted EBITDA	64	28	20	10	24	146

	Three Months Ended March 31, 2016
	(in USD millions) (unaudited)
	Generation				Distribution	Adjustments	Total
	Peru	Israel	Central America	Other	Guatemala
Net income (loss) for the period	16	13	2	(15)	3	2	21
Depreciation and amortization[1]	12	6	7	8	5	(2)	36
Financing expenses, net	5	2	4	13	6	—	30
Income tax expense	6	1	2	2	1	—	12
Adjusted EBITDA	39	22	15	8	15	—	99

1.	Includes depreciation and amortization expenses from general, selling and administrative expenses.

Appendix D

Summary operational information of IC Power’s generation assets

The following table sets forth summary operational information regarding each of IC Power’s operating companies and associate in its power generation business as of May 31, 2017, according to segment:

Segment	Country	Entity	Ownership Percentage (Rounded)	Fuel	Installed Capacity (MW)[1]	Proportionate Capacity[2]	Type of Asset
Peru	Peru	Kallpa	75%	Natural Gas	1,063	797	Greenfield
	Peru	Samay I	75%	Diesel and Natural Gas	632	474	Greenfield
	Peru	CDA	75%	Hydroelectric	545	409	Greenfield
Israel	Israel	OPC-Rotem	80%	Natural Gas and Diesel	440	352	Greenfield
	Israel	OPC-Hadera[3]	100%	Natural Gas	18	18	Acquired
Central America	Nicaragua	Corinto	65%	HFO	71	46	Acquired
	Nicaragua	Tipitapa Power	65%	HFO	51	33	Acquired
	Nicaragua	Amayo I	61%	Wind	40	24	Acquired
	Nicaragua	Amayo II	61%	Wind	23	14	Acquired
	Guatemala	Puerto Quetzal	100%	HFO	179	179	Acquired
	El Salvador	Nejapa	100%	HFO	140	140	Original Inkia Asset
	Panama	Kanan[4]	100%	HFO	92	92	Greenfield
Other	Bolivia	COBEE	100%	Hydroelectric, Natural Gas	228	228	Original Inkia Asset
	Chile	Central Cardones	87%	Diesel	153	133	Acquired
	Chile	Colmito	100%	Natural Gas and Diesel	58	58	Acquired
	Dominican Republic	CEPP	97%	HFO	67	65	Original Inkia Asset
	Jamaica	JPPC	100%	HFO	60	60	Original Inkia Asset
	Panama	Pedregal[5]	21%	HFO	54	11	Original Inkia Asset

	Total Operating Capacity				3,914	3,133

1.	Reflects 100% of the capacity of each of IC Power’s assets, regardless of ownership interest in the entity that owns each such asset.
2.	Reflects the proportionate capacity of each of IC Power’s assets, as determined by IC Power’s ownership interest in the entity that owns each such asset.
3.
OPC-Hadera also holds a conditional license for the construction of a cogeneration power station in Israel. This station is being developed as a greenfield project (at an expected cost of $250 million, including the NIS 60 million (approximately $16 million) acquisition price of OPC-Hadera), based upon a plant with 140 MW of capacity. Construction commenced in June 2016 and commercial operations are expected to commence by early 2019.

4.	Kanan’s barges (representing 92 MW) have been placed offline as a result of a fire that occurred in April 2017.
5.
Although Pedregal is located in Central America, it is a minority investment. Therefore, from an income statement perspective, it is not part of the Central America segment and Pedregal is only reflected in IC Power’s share in income of associate.

Appendix E

Summary Unaudited Financial Information of IC Power’s Subsidiaries and Associated Company

	Three Months Ended March 31, 2017
Entity	Ownership Interest (%)	Sales	Cost of Sales	Adjusted EBITDA[1]	Outstanding Debt[2]	Net Debt[3]
		($ millions)
GENERATION
Peru segment
Kallpa	75	$108	$70	$34	$413	$382
CDA	75	31	11	18	589	557
Samay I	75	33	21	12	349	330
Israel segment
OPC-Rotem	80	87	59	28	379	312
OPC-Hadera	100	12	11	—	70	36
Central America segment
ICPNH[4]	61-65	25	16	9	84	73
Puerto Quetzal	100	10	11	2	18	13
Nejapa	100	24	20	3	3	(7)
Cenérgica	100	8	2	1	—	(4)
Kanan	100	19	14	5	43	36
Guatemel	100	2	2	—	—	(2)
Other segment
COBEE	100	12	4	7	84	59
Central Cardones	87	4	—	3	33	31
Colmito	100	6	5	1	17	15
CEPP	97	11	9	1	12	10
JPPC	100	11	10	—	2	—
Surpetroil	60	2	1	—	2	1
Recsa	100	—	—	—	5	3
Holdings[5]
IC Power Distribution Holdings	100	—	—	—	120	120
Inkia & Other[6]	100	—	—	(1)	448	381
IC Power, ICPI & Other[7]	100	—	—	(1)	164	108
DISTRIBUTION
DEORSA	93	61	48	10	123	117
DEOCSA	91	78	61	14	187	181
TOTAL		$544	$375	$146	$3,145	$2,752

1.
“Adjusted EBITDA” for each entity for the period is defined as net income (loss) before depreciation and amortization, finance expenses, net, income tax expense (benefit), impairment of assets and working capital adjustment.

2.	Includes short-term and long-term debt and excludes loans and notes owed to Kenon.
3.
Net debt is defined as total debt attributable to each of IC Power’s subsidiaries, excluding debt owed to Kenon, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.

4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5
In addition to the results of certain of IC Power’s generation assets, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.

6.	Outstanding debt includes $448 million for Inkia.
7.	Includes $12 million of IC Power’s outstanding debt, $54 million of ICPI’s debt and $98 million of Overseas Investment Peru’s debt.

The following tables set forth a reconciliation of income (loss) to EBITDA for IC Power’s subsidiaries for three months ended March 31, 2017:

	Kallpa	CDA	Samay I	OPC-Rotem	OPC-Hadera	ICPNH	Puerto Quetzal
	($ millions)
Net income (loss)	$13	$5	$4	$12	$(1)	$3	$1
Depreciation and amortization	10	4	4	7	1	3	—
Finance expenses, net	5	10	3	5	1	2	—
Income tax expense (benefit)	6	(1)	1	4	(1)	1	1
Impairment of assets	—	—	—	—	—	—	—
Working capital adjustment	—	—	—	—	—	—	—
EBITDA	$34	$18	$12	$28	$—	$9	$2

	Nejapa	Cenérgica	Kanan	Guatemel	COBEE	Central Cardones	Colmito
	($ millions)
Net income (loss)	$2	$1	$—	$—	$4	$1	$—
Depreciation and amortization	—	—	5	—	1	1	—
Finance expenses, net	—	—	—	—	1	—	1
Income tax expense	1	—	—	—	1	1	—
Impairment of assets	—	—	—	—	—	—	—
Working capital adjustment	—	—	—	—	—	—	—
EBITDA	$3	$1	$5	$—	$7	$3	$1

	CEPP	JPPC	Surpetroil	RECSA	IC Power Distribution Holdings	Inkia & Other	IC Power, ICPI & Other
		($ millions)
Net income (loss)	$—	$(1)	$—	$—	$8	$(33)	$(9)
Depreciation and amortization	1	1	—	—	—	5	—
Finance expenses, net	—	—	—	—	2	9	8
Income tax expense (benefit)	—	—	—	—	—	(2)	—
Impairment of assets	—	—	—	—	—	20	—
Working capital adjustment	—	—	—	—	(10)	—	—
EBITDA	$1	$—	$—	$—	$—	$(1)	$(1)

	DEOCSA	DEORSA	IC Power Total
	($ millions)
Net income (loss)	$7	$5	$22
Depreciation and amortization	3	2	48
Finance expenses, net	—	—	47
Income tax expense	4	3	19
Impairment of assets	—	—	20
Working capital adjustment	—	—	(10)
EBITDA	$14	$10	$146

The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries as of March 31, 2017.

	Kallpa	CDA	Samay I	OPC-Rotem	OPC-Hadera	ICPNH	Puerto Quetzal	Nejapa	Cenérgica	Kanan
	($ millions)
Total debt	$413	$589	$349	$379	$70	$84	$18	$3	$—	$43
Cash	31	32	19	67	34	11	5	10	4	7
Net Debt	$382	$557	$330	$312	$36	$73	$13	$(7)	$(4)	$36

	Guatemel	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	Recsa	IC Power Distribution Holdings	Inkia & Other
	($ millions)
Total debt	$—	$84	$33	$17	$12	$2	$2	$5	$120	$448
Cash	2	25	2	2	2	2	1	2	—	67
Net Debt	$(2)	$59	$31	$15	$10	$-	$1	$3	$120	$381

	IC Power, ICPI & Other	DEOCSA	DEORSA	Total IC Power
	($ millions)
Total debt	$164	$187	$123	$3,145
Cash	56	6	6	393
Net debt	$108	$181	$117	$2,752

The following table sets forth summary financial information for IC Power’s generation subsidiaries and associates for the three months ended March 31, 2016:

	Three Months Ended March 31, 2016
Entity	Ownership Interest (%)	Sales	Cost of Sales	Adjusted EBITDA[1]	Outstanding Debt[2]	Net Debt[3]
		($ millions)
GENERATION BUSINESS
Peru segment
Kallpa	75	$121	$79	$39	$401	$379
Assets in advance stages of construction
CDA	75	—	—	—	582	544
Samay I	75	—	—	—	333	309
Israel segment
OPC	80	77	54	22	387	282
AIE	100	13	11	—	—	(4)
Central America segment
ICPNH[4]	61-65	23	13	10	97	82
Puerto Quetzal	100	15	13	2	17	10
Nejapa	100	17	13	3	—	(14)
Cenergica	100	4	3	—	—	(2)
Guatemel	100	1	1	—	—	(1)
Assets in advance stages of construction
Kanan	100	15	14	—	61	60
Other segment
COBEE	100	12	4	7	67	48
Central Cardones	87	2	—	2	40	39
Colmito	100	6	5	—	17	15
CEPP	97	6	5	—	11	7
JPPC	100	7	7	—	4	1
Surpetroil	60	2	1	—	3	3
Recsa	100	—	—	—	3	2
TOTAL GENERATION BUSINESS		321	223	85	2,023	1,760
DISTRIBUTION BUSINESS
DEORSA	93	43	34	6	107	84
DEOCSA	91	58	45	9	164	149
TOTAL DISTRIBUTION BUSINESS		101	79	15	271	233
IC Power Distribution Holdings	100	—	—	—	118	118
Inkia & Other[5]	100	—	—	—	448	362
IC Power, ICPI & Other[6]	100	—	—	(1)	95	31
TOTAL HOLDINGS		—	—	(1)	661	511
TOTAL		$422	$302	$99	$2,955	$2,504

1.	“Adjusted EBITDA” for each entity for the period is defined as income (loss) before depreciation and amortization, finance expenses, net and income tax expense (benefit).
2.	Includes short-term and long-term debt.
3.
Net debt is defined as total debt attributable to each of IC Power’s subsidiaries, minus the cash and short term deposits and restricted cash of such companies. Net debt is not a measure of liabilities in accordance with IFRS. The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries.

4.	Through ICPNH, IC Power indirectly holds 65% interests in Corinto and Tipitapa Power and 61% interests in Amayo I and Amayo II.
5.	Outstanding debt includes Inkia for $448 million.
6.	Includes $38 million of outstanding IC Power debt and $57 million of ICPI debt.

The following tables set forth a reconciliation of income (loss) to Adjusted EBITDA for IC Power’s generation subsidiaries for the three months ended March 31, 2016:

	Kallpa	CDA	Samay I	OPC	AIE	ICPNH	Puerto Quetzal
	($ millions)
Income (loss)	$14	$1	$1	$13	$—	$4	$(1)
Depreciation and amortization	12	—	—	6	—	3	1
Finance expenses, net	6	—	(1)	2	—	2	1
Income tax expense (benefit)	7	(1)	—	1	—	1	1
Adjusted EBITDA	$39	$—	$—	$22	$—	$10	$2

	Nejapa	Cenérgica	Kanan	Guatamel	COBEE	Central Cardones	Colmito
	($ millions)
Income (loss)	$2	$—	$(2)	$—	$4	$—	$—
Depreciation and amortization	1	—	1	—	1	1	—
Finance expenses, net	—	—	1	—	1	1	—
Income tax expense (benefit)	—	—	—	—	1	—	—
Adjusted EBITDA	$3	$—	$—	$—	$7	$2	$—

	CEPP	JPPC	Surpetroil	RECSA	IC Power Distribution Holdings	Inkia & Other	IC Power, ICPI & Other
	($ millions)
Income (loss)	$(1)	$(1)	$—	$—	$(2)	$(10)	$(4)
Depreciation and amortization	1	1	—	—	—	3	—
Finance expenses, net	—	—	—	—	2	6	3
Income tax expense (benefit)	—	—	—	—	—	1	—
Adjusted EBITDA	$—	$—	$—	$—	$—	$—	$(1)

	DEOCSA	DEORSA	IC Power Total
	($ millions)
Income (loss)	$1	$2	$21
Depreciation and amortization	3	2	36
Finance expenses, net	4	2	30
Income tax expense (benefit)	1	-	12
Adjusted EBITDA	$9	$6	$99

The tables below set forth a reconciliation of net debt to total debt for IC Power’s subsidiaries for the three months ended March 31, 2016:

	Kallpa	CDA	Samay I	OPC	AIE	ICPNH	Puerto Quetzal	Nejapa	Cenérgica	Kanan
	($ millions)
Total debt	$401	$582	$333	$387	$—	$97	$17	$—	$—	$61
Cash	22	38	24	105	4	15	7	14	2	1
Net Debt	$379	$544	$309	$282	$(4)	$82	$10	$(14)	$(2)	$60

	Guatemel	COBEE	Central Cardones	Colmito	CEPP	JPPC	Surpetroil	Recsa	IC Power Distribution Holdings	Inkia & Other
	($ millions)
Total debt	$—	$67	$40	$17	$11	$4	$3	$3	$118	$448
Cash	1	19	1	2	4	3	—	1	—	86
Net Debt	$(1)	$48	$39	$15	$7	$1	$3	$2	$118	$362

	IC Power, ICPI & Other	DEOCSA	DEORSA	Total IC Power
	($ millions)
Total debt	$95	$164	$107	2,955
Cash	64	15	23	451
Net debt	31	149	84	2,504

Appendix F

Summary Qoros unaudited consolidated financial information

Qoros’ Consolidated Statement of Profit or Loss

	For the Three Months Ended
In millions of RMB	2017	2016
Revenue	406	512
Cost of sales	(477)	(611)

Gross loss	(71)	(99)
Other income	10	20
Research and development expenses	(37)	(30)
Selling, general and administrative expenses	(100)	(147)
Other expenses	(8)	(3)

Operating loss	(206)	(259)
Finance income	4	27
Finance costs	(81)	(76)

Net finance costs	(77)	(49)

Loss before tax	(283)	(308)
Income tax expense	—	—

Loss for the year	(283)	(308)

Qoros’ Consolidated Statement of Financial Position

	At March 31	At December 31
In millions of RMB	2017	2016
Assets
Property, plant and equipment	4,159	4,219
Intangible assets	4,311	4,323
Prepayments for purchase of equipment	7	1
Lease prepayments	198	199
Trade and other receivables	92	92
Pledged deposits	—	8
Equity-accounted investee	2	2
Non-current assets	8,769	8,844
Inventories	343	322
VAT recoverable	845	808
Trade and other receivables	59	60
Prepayments	48	13
Available for sale financial assets	—	100
Pledged deposits	49	36
Cash and cash equivalents	65	465

Current assets	1,409	1,804
	10,656	10,656
Total assets	10,178	10,648

Equity
Paid-in capital	10,426	10,426
Reserves	53	53
Accumulated losses	(10,316)	(10,033)

Total equity	163	446

Liabilities
Loans and borrowings	4,014	4,249
Deferred income	402	412
Trade and other payables	111	112
Provisions	58	56

Total Non-current liabilities	4,585	4,829

Loans and borrowings	3,025	2,641
Trade and other payables	2,358	2,685
Deferred income	47	47

Total Current liabilities	5,430	5,373

Total liabilities	10,015	10,202

Total equity and liabilities	10,178	10,648

Appendix G

Definition of Qoros’ EBITDA and non-IFRS Reconciliation

This press release presents the EBITDA of Qoros, which is a financial metrics considered to be a “non-IFRS financial measure.” Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with IFRS.

Qoros defines “EBITDA” for each period for as net loss for the year, excluding net finance costs and depreciation and amortization. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on our net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

Qoros believes that the disclosure of EBITDA provides transparent and useful information to investors and financial analysts in their review of Qoros’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of Qoros’ net loss to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

	March 31
In millions of RMB	2017	2016

Net loss for the year	(283)	(308)

Net finance costs	77	49

Depreciation and Amortization	117	128

EBITDA	(89)	(131)